Exhibit (a)(5)(F)

Tri-S Security Announces Amendment and Extension of

Exchange Offer For 10% Convertible Promissory Notes Due 2008

ATLANTA – Friday, October 17, 2008 – Tri-S Security Corp. (NASDAQ: TRIS), a provider of security services and equipment for government and private entities, today announced that it has filed with the Securities and Exchange Commission (the “SEC”) an amendment to its Tender Offer Statement on Schedule TO (the “Amendment”) relating to its offer to exchange its 10% Convertible Promissory Notes due 2008 (the “Existing Notes”). The Amendment revises the consideration offered in the exchange offer to:

•	eliminate the previously offered opportunity to receive shares of common stock in exchange for the Existing Notes;

•	increase the interest rate of the convertible promissory notes previously offered in exchange for the Existing Notes (the “New Notes”) from 10% to 14% per annum;

•	decrease the term of the New Notes from three years to two years;

•	decrease the conversion price of the New Notes from $3.30 per share (calculated assuming a current market value for the common stock) to $1.75 per share (subject to certain limitations);

•

reduce the exercise price of the warrants previously offered in combination with the New Notes from $3.30 per share (calculated assuming a current market value for the common stock) to a volume weighted average price of the common stock for a five-day period prior to the expiration of the exchange offer (subject to certain limitations); and

•	reduce the coverage of the warrants from 50% to 18.23%.

The Amendment also (i) modifies the condition to the completion of the exchange offer that at least 95% of the aggregate principal amount of the Existing Notes be tendered to require that at least 85% of the aggregate principal amount of the Existing Notes be tendered, (ii) describes certain changes to be made to the board of directors in connection with the exchange offer, and (iii) extends until 5:00 p.m., Eastern Daylight time, on October 31, 2008, the expiration of the exchange offer. The exchange offer was previously scheduled to expire at 5:00 p.m., Eastern Daylight time, on October 17, 2008.

The Offer to Exchange filed with the SEC as an exhibit to the Amendment contains more detailed descriptions of the revisions described above and other important information that holders of Existing Notes (“Existing Noteholders”) should consider in deciding whether to tender their Existing Notes. The exchange offer remains subject to the terms and conditions set forth in the Offer to Exchange, initially filed with the SEC on August 20, 2008, as amended through the date hereof, and the related exchange offer materials, each as also amended through the date hereof.

The Company is distributing copies of the Offer to Exchange and the related exchange offer materials, each as amended through the date hereof, free of charge to Existing Noteholders. Additional copies of these materials are available to Existing Noteholders free of charge upon request made in writing or by telephone to Tri-S Security Corporation, Royal Centre One, 11675 Great Oaks Way, Suite 120, Alpharetta, Georgia 30022, telephone number (678) 808-1540. The Offer to Exchange and the related exchange offer materials are also available free of charge at the SEC’s website at www.sec.gov.

The exchange offer will expire at 5:00 p.m., Eastern Daylight time, on October 31, 2008, unless extended or earlier terminated by the Company.

Tri-S Security Announces Amendment and Extension of Exchange Offer

October 17, 2008

This announcement is for informational purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, any securities of the Company.

Statements in this announcement include forward-looking statements within the meaning of the federal securities laws. Such forward-looking statements are subject to risks and uncertainties, as disclosed by the Company from time to time in its filings with the SEC. As a result, the Company’s actual results may differ materially from those indicated or implied by such forward-looking statements. These forward-looking statements speak only as of the date on which they are made and, except as required by law, the Company does not intend to update such statements to reflect events or circumstances arising after such date. The Company is not giving any assurances that it will complete the exchange offer on the anticipated terms or at all. The Company’s ability to complete the exchange offer will depend, among other things, on market conditions. The Company’s ability to complete the exchange offer and its business are subject to the risks described in its filings with the SEC.

About Tri-S Security Corp.

Based in Atlanta, GA, Tri-S Security Corp. (NASDAQ: TRIS) is a provider of security services and equipment for government and private entities. Security services include uniformed guards, personnel protection, access control, crowd control and the prevention of sabotage, terrorist and criminal activities. Tri-S Security assumes responsibility for the marketing, infrastructure and overall operational performance for its subsidiaries. Tri-S Security’s management leverages highly trained government officers, experienced industry leaders, proven financial executives and infrastructure experts to consolidate the fragmented security industry into one efficient and effective security force.

Contact:

Tri-S Security Corporation

Ronald Farrell, Chief Executive Officer

ronfarrell@trissecurity.com

1-678-808-1540

Investor Relations Counsel :

Booke and Company, Inc.

1-212 -490-9095